UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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20014166

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70226

FACING PAGE

Washington DC
413

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2019 (MM/DD/YY) AND ENDING 06/30/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Plus Venture Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13274 Fiji Way, Suite 350
(No. and Street)

Marina del Rey	CA	90292
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Adam Lilling — 310-577-6700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman
(Name – *if individual, state last, first, middle name*)

529 Fifth Ave	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Adam Lilling, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Plus Venture Partners, LLC, as of June 30, 20 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature Adam Douglas Lilling

Chief Executive Officer

Title

Lavonia Kimani

Lavonia Kimani Notary Public 1477583

Lavonia Kimani
ID NUMBER
1477583
COMMISSION EXPIRES
May 15, 2022

Notarized online using audio-video communication

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PLUS VENTURE PARTNERS, LLC

June 30, 2020

Financial Statement and Report of Independent Registered
Public Accounting Firm

Contents

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Plus Venture Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Plus Venture Partners, LLC as of June 30, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Plus Venture Partners, LLC as of June 30, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Plus Venture Partners, LLC's management. Our responsibility is to express an opinion on Plus Venture Partners, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Plus Venture Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 6 to the financial statement, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern." Given the uncertainty of the situation, the duration of any business disruption and related financial impact cannot be reasonably estimated at this time. Our opinion is not modified with respect to this matter.

Citrin Cooperman & Company, LLP

We have served as Plus Venture Partners, LLC's auditor since 2019.
New York, New York
August 27, 2020

PLUS VENTURE PARTNERS, LLC
Statement of Financial Condition
JUNE 30, 2020

Assets		
Cash	$	172,233
Prepaid expenses		1,868
Operating lease right of use asset		5,193
Total Assets	$	179,294
Liabilities and Member's Equity		
Accounts payable and accrued expenses	$	28,250
Present value of operating lease liability		5,349
Total Liabilities		33,599
Member's Equity		145,695
Total Liabilities and Member's Equity	$	179,294

See Accompanying Notes to Financial Statement

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Plus Venture Partners, LLC (the "Company") is a Limited Liability Company formed on September 27, 2018 in the State of Delaware. The sole member of the Company is Plus Ventures, LLC (the "Member"). Effective August 2, 2019, the Company commenced operations when it became registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer and received approval from and became a member of the Financial Industry Regulatory Authority ("FINRA").

As a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

Basis of Presentation

The Company's financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash

The Company maintains its bank accounts in high credit quality institutions. Balances at times may exceed Federal Deposit Insurance Corporation ("FDIC") insured limits.

Income Taxes

As a limited liability company, U.S. Federal tax law provides that the Company's taxable income or loss is allocated to its member in accordance with the operating agreement, whereby the Company is not subject to income tax. Therefore, no provision or liability for income taxes has been included in the financial statement.

The Company applies ASC Topic 740, *Income Taxes*. A component of this standard prescribes a recognition and measurement threshold of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. There was no material impact on the Company's financial position or operations as a result of the application of this standard. The Company's policy is to recognize interest and penalties associated with tax positions under this standard as a component of income tax expense, and none were recognized as there was no material impact of the overall application of this standard.

Description of Business and Summary of Significant Accounting Policies (continued)

Use of Estimates

The process of preparing a statement of financial condition in conformity with U.S. GAAP requires the use of estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Such estimates primarily relate to transactions in process and events as of the date of the financial statement. Accordingly, upon completion, actual results may differ from estimated amounts.

2. Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") published Accounting Standards Update No. 2016-02, *Leases* ("ASC 842") which requires substantially all leases (with the exception of leases with a term of one year or less) to be recorded on the Statement of financial condition using a method referred to as the right-of-use ("ROU") asset approach. The new standard was adopted on July 1, 2019 using the modified retrospective method described within ASC 842. Under the new standard, the initial measurement will result in the Statement of financial condition recognition of a ROU asset representing a company's right to use the underlying asset for a specified period of time and a corresponding lease liability. The lease liability is recognized at the present value of the future lease payments, and the ROU asset is equal to the lease liability adjusted for any prepaid rent, lease incentives provided by the lessor, and any indirect costs. The subsequent measurement of the lease will result in the recognition of a single lease expense amount that is recorded on a straight-line basis.

As a result of a lease modification which occurred in March 2019, the Company has measured the lease liability at the present value of the unpaid lease payments, discounted using an incremental borrowing rate of 4.5% at the lease modification date. The lease liabilities are included in the Present Value of Operating Lease Liability in the accompanying Statement of Financial Condition.

The Company's current lease expires October 31, 2020. As of June 30, 2020, the outstanding lease liability of the Company was $5,349, calculated using a discount rate of 4.5%.

3. Indemnification

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant to such contracts.

4. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 8 to 1 for the initial year of operations. At June 30, 2020, the Company had net capital of $143,827, which was $138,827 in excess of its required minimum net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 19.75% at June 30, 2020. The Company claims an exemption from Rule 15c3-3 pursuant to Rule 15c3-3(k)(2)(i), as the Company does not hold customer funds or safekeep customer securities and therefore is not subject to the reserve requirements of Rule 15c3-3.

5. Related Parties

The Company had entered into an expense sharing agreement (the "Agreement") with its sole member, Plus Ventures, LLC (the "Member"). Certain employees of the Member provide services to the Company. Effective December 10, 2019, the Member has agreed to pay certain operating costs attributable to the activities of the Company, including office rent, utilities, information technology infrastructure, printing fees, legal and compliance, and telephone fees. The Agreement provides for the Company to reimburse the Member monthly for its share of operating expenses. The Agreement is perpetual until changed by the parties.

Total expenses under the expense sharing agreement were $78,950 for the year ended June 30, 2020. Included in accounts payable and accrued expenses is $14,700 payable to the Member at June 30, 2020.

6. COVID-19

In March 2020, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern." This pandemic has disrupted economic markets and the economic impact, duration, and spread of the COVID-19 virus remains uncertain at this time. This may have an effect on the Company's business, but it cannot be estimated at this time.

7. Subsequent Event

Events of the Company subsequent to June 30, 2020 have been evaluated through August 27, 2020 which is the date the financial statement were issued, for the purpose of identifying events that would require recording or disclosures in the financial statement in the year ended June 30, 2020. No subsequent events were identified that require disclosure.